UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of August, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes  |_|                           No  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes  |_|                       No  |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  |_|                       No  |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1.    Press release dated August 12, 2004

      2.    Notice accompanying the Interim Financial Statements

      3.    Interim Financial Statements for the period ended June 30, 2004

      4.    Form 52-109FT2 - Certification by CEO

      5.    Form 52-109FT2- Certificate by CFO

      6.    Management Discussion & Analysis for the period ended June 30, 2004

      7.    Report of Voting Results at Annual Shareholders Meeting

      Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                (Registrant)


                                By: /s/ Sebastien Gignac
                                    Name:  Sebastien Gignac
                                    Title: Vice President, Corporate Affairs,
                                           Secretary and General Counsel

Dated: September 2, 2004

[LOGO] ART

News release
For immediate publication

                    ART ANNOUNCES SECOND QUARTER 2004 RESULTS

Recent Highlights

ART receives ISO 9001:2000 Certification

ART announced the sale of the eXplore Optix(TM) device to the world-renowned University of Bergen

ART appoints Dr. Martin Yaffe as Chairman of its Scientific Advisory Board

Montreal, Canada, August 12, 2004 - ART Advanced Research Technologies Inc.
(ART) (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today its financial results for the quarter ended June 30, 2004, the company's second quarter of the fiscal year ending December 31, 2004. ART reported revenues of U.S.$190,000 from the sale of the eXplore Optix preclinical optical molecular imager and holds a backlog of 2 units of the device. The company posted a net loss of U.S.$2,694,042 (U.S.$0.06 per share) as compared to U.S.$2,074,445 (U.S.$0.08 per share) for the quarter ended July 31, 2003.

"ART has been meeting its milestones in Q1 and Q2 and we have created the momentum to reach our objectives for the year 2004," stated Micheline Bouchard, President and Chief Executive Officer of ART. "Sales of eXplore Optix will build significantly towards the end of the year based on solid business leads and qualified opportunities in the near term. On the SoftScan side, we are on track to begin pivotal trials by year-end, as planned," added Mrs. Bouchard.

eXplore Optix

During this second quarter of fiscal 2004, ART sold its eXplore Optix preclinical time-domain molecular imaging system to the University of Bergen, a world renowned academic institution based in Norway. The University of Bergen selected ART's eXplore Optix to conduct its biochemistry and molecular biology research after a rigorous process that involved the company's top competitors.

Scientific Presentations at the IEEE International Symposium on Biomedical
Imaging

On April 14, ART presented results of studies highlighting the quantitative in vivo fluorescence capabilities of ART's eXplore Optix system.

On April 15, ART presented important applications of time-domain optical imaging in physiology and drug discovery.

On April 16, results of a study were presented, demonstrating the achievement of an explicit, local estimation of fluorescence and a separation of fluorescent signals of different lifetimes in the same scan, providing better three-dimensional localization.

SoftScan(R)

During the 3rd Annual Biomedex Conference held in Montreal from April 29 - 30, ART announced positive clinical study results for its SoftScan breast imaging system, further demonstrating the ability of the device to discriminate between normal and malignant tissue. The results have shown that SoftScan has the potential to radically transform how breast cancer is diagnosed and treated.

On May 13, ART announced it would be part of the FDA STED pilot program testing a more efficient, globally harmonized premarket submission approach. This initiative is expected to bring added efficiency to SoftScan's review process, enabling the company to gain market entry with the device in a more cost-effective manner and allowing it to be available more quickly to the international community. The company expects to initiate pivotal trials for SoftScan in the fourth quarter of 2004, with an anticipated FDA approval in 2005.

Partnership Agreement

During this second quarter of 2004, ART and LAB signed a partnership agreement under which LAB acts as a preclinical demonstration site, providing real-time testing and evaluation of the eXplore Optix system. The agreement is aiming at supporting the commercialization of the eXplore Optix device as well as providing LAB's clients early access to the system. ART and LAB will also work together in generating research and development studies that will demonstrate novel applications with the device.

ART at Trade Shows

Biomedex 2004

From April 29 to 30, at the 3rd Annual Biomedex Conference held in Montreal, ART exhibited both eXplore Optix and SoftScan molecular imaging devices.

23rd International World Congress of Radiology

From June 25 to 29, ART exhibited its SoftScan device at the 23rd International World Congress of Radiology held in Montreal. During the congress, the Company also held a molecular imaging symposium during which recent advances in functional and molecular breast imaging were addressed. A panel of prominent breast specialists discussed and reviewed current clinical practices, recent advances and case studies in functional and molecular breast imaging.

Awards

During this second quarter, two prestigious awards were presented to ART.

On April 29, at the Biomedex Conference, the company was honoured with the Health Technology Entrepreneurship Award at the Genesis Gala, in recognition for the company's market leadership and growth-oriented management.

On June 20, ART received the very esteemed Armand-Frappier Foundation Award in the Innovation category, highlighting the company's significant achievement in technological innovation. The Armand-Frappier Foundation Awards were created to honour organizations that distinguish themselves in the design, development and commercialization of a scientific or technological innovation or have made a remarkable contribution to research and development.

Lastly, ART was a finalist for a Mercuriades Award in the Technological Innovation category. This event is the most prestigious in honouring business excellence in Quebec. The competition, which was organized by the Federation of Quebec Chambers of Commerce, highlighted major successes among Quebec-based firms, companies and organizations in the private sector.

Conference call

ART will host a conference call today at 5:00 PM EST. The telephone number to access the conference call is (800) 387-6216. A replay of the call will be available until August 19, 2004. The telephone number to access the replay of the call is (800) 408-3053 code: 3086303.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer lesions. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA.

FINANCIAL HIGHLIGHTS (IN U.S. DOLLARS)

As at June 30, 2004

The following is a discussion and analysis of the consolidated financial condition and operating results of ART Advanced Research Technologies Inc. ("ART" or the "Company") at and for the periods indicated and for certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company and the notes thereto for the quarter ended June 30, 2004. Unless indicated otherwise, all financial information is expressed in U.S. dollars and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words "believe", "expect", "anticipate", "aim", "target", "plan", "intend", "continue", "estimate", "may", "will", "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in ART's continuous disclosure filings. Therefore, ART's actual results may be materially different from those expressed or implied by such forward-looking statements. Additional information relating to ART, including its Annual Information Form, is available online at www.sedar.com or at www.art.ca.

Overview

ART is committed to be a market leader in the development and commercialization of optical molecular imaging products for the medical and pharmaceutical sectors, with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and commercialization of optical imaging products for the medical and pharmaceutical industries.

ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies, a strong management team to build on its technology leadership position and finally, an adequate level of funding to execute its business plan and achieve its next milestones.

ART evolved from a primarily technology-driven company to a market focused organization as it now commercializes eXplore Optix, its preclinical optical molecular imager, through a worldwide distribution agreement with GE Healthcare. As a result, after the launch of eXplore Optix in June 2003, the Company recorded its first sales during the eight-month fiscal year ended December 31, 2003, and has consistently recorded revenues since then. The preclinical market for eXplore Optix is comprised of approximately 7,000 labs worldwide.

ART's SoftScan time domain optical breast imaging device is undergoing clinical trials, during which it has demonstrated it can safely characterize normal and malignant tissue. Among many advantages shown by SoftScan, its laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress, adjust treatment, and thereby reduce side effects and discomfort. Interim results of clinical trials are positive and the Company expects to begin pivotal trials for Health Canada and FDA approvals in the fourth quarter of 2004.

ART operates in two sectors for financial reporting purposes; medical and pharmaceutical. The medical sector includes the research, design, development and marketing of the SoftScan time domain optical breast-imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product. For the remainder of fiscal 2004, ART will increase its activities in the medical sector as it prepares to enter pivotal trials for its SoftScan device. Since ART expenses all of its development expenditures as incurred, the cost of the clinical trials and the manufacturing of the clinical prototypes will result in an increase in research and development expenses. In addition, the revenues and expenses of the pharmaceutical sector will come primarily from the marketing and sales activities of eXplore Optix, as ART pursues its market penetration of small animal imaging.

For the second quarter of 2004, ART reported revenues of $190,000 from the sales of its eXplore Optix product and $ 576,000 for the six-month period. These revenues came from North America and Europe. These revenues were made through ART's distributor GE Healthcare, with whom ART has an exclusive worldwide distribution agreement. Today, ART has a backlog of 2 units of eXplore Optix. Combined with the 3 units shipped during the semester, 5 units will be recognized as revenues in the near future. For the remainder of the year, ART expects that its pharmaceutical business will benefit from the following positive factors. First, as labs usually defer orders for products, such as eXplore Optix, that are considered capital expenditures until the end of a fiscal year because of tax considerations, sales from such products are generally higher in the third and fourth quarters. ART believes that higher sales of its eXplore Optix product are likely to be recorded closer towards the end of the fiscal year. Second, as GE Healthcare integrates the business of Amersham, ART expects to have available a strong and well-trained sales force going forward. Based on current sales prospects, ART believe it is well positioned to achieve its objective of selling between 18 to 25 units of eXplore Optix by the end of December 2004.

ART's expenses include primarily the cost of sales (including the royalty payment), the operating expenses that is comprised of research and development costs (including the cost of clinical trials) and selling general and administrative expenses (including marketing activities).

As of June 30, 2004, ART has a strong financial position with assets totaling $19.9 million and a working capital of $16 million.

Critical accounting policy

The Company has not identified other new critical accounting policies or estimates than those identified in the last quarterly report, which were related to investment tax credit receivable and patents.

Results of operations

Quarter ended June 30, 2004 compared to quarter ended July 31, 2003

To align reporting with most companies in its industry, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003. Consequently, the quarter end dates differ.

Revenues

Revenues for the quarter ended June 30, 2004 were $ 190,000, compared to none in the quarter ended July 31, 2003. Today, ART has a backlog of 2 units of eXplore Optix. Combined with the 3 units shipped during the semester, 5 units will be recognized as revenues in the near future. For the remainder of the year, ART expects that its pharmaceutical business will benefit from the following positive factors. First, as labs usually defer orders for products, such as eXplore Optix, that are considered capital expenditures until the end of a fiscal year because of tax considerations, sales from such products are generally higher in the third and fourth quarters. ART believes that higher sales of its eXplore Optix product are likely to be recorded closer towards the end of the fiscal year. Second, as GE Healthcare integrates the business of Amersham, ART expects to have available a strong and well-trained sales force going forward. Based on current sales prospects, ART believes it is well positioned to achieve its objective of selling between 18 to 25 units of eXplore Optix by the end of December 2004.

Cost of Sales

For the quarter ended June 30, 2004 the cost of sales was $85,185 compared to none in the quarter ended July 31, 2003. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 55% in the current quarter compared to none in the quarter ended July 31, 2003.

Research and Development Expenditures

The Company's research & development ("R & D") expenditures for the quarter ended June 30, 2004, net of investment tax credits, increased $685,200 (55%) to $1,941,295, from $1,256,095 for the quarter ended July 31, 2003. The investment tax credits represented $127,178 or 6% of the overall expenditures in R & D for the quarter ended June 30, 2004, compared to $142,410 or 10% of the overall expenditures for quarter ended July 31, 2003. R & D expenses consisted principally of salaries and benefits paid to its personnel involved in R & D, cost of building the prototypes and the cost of conducting clinical trials. During the quarter, efforts were principally dedicated towards the preparation of the clinical trials scheduled to begin at the end of 2004. In the pharmaceutical sector, ART pursued its development of eXplore Optix product extensions; some of them scheduled to be launched in the fall of this year. Also, ART has been audited by an independent third party registrar and successfully obtained ISO 9001:2000 certification. During the second quarter ended June 30, 2004, 74% of the R & D expenditures were dedicated to the medical sector and 26% to the pharmaceutical sector.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses for the quarter ended June 30, 2004, increased $210,413 (30%) to $912,189 from $701,776 for the quarter ended
July 31, 2003. Selling, general and administrative expenses were engaged at various levels. ART exhibited its eXplore Optix device at various trade shows such as Biomedex, Optical Society of America (OSA), the Federation of America's Societies of Experimental Biology (FASEB), and Pharmaceutical Sciences World Congress, which allowed ART and GE Healthcare to establish their presence in this emerging marketplace. ART also participated in the International World Congress of Radiology at which SoftScan was showcased. ART is also committed to maintaining high standards of corporate governance and continues to allocate resources in this area. ART believes that this is a prerequisite for maintaining shareholders' confidence. During the second quarter ended June 30, 2004, 65% of the selling, general, and administrative expenditures were dedicated to the medical sector and 35% to the pharmaceutical sector.

Amortization

Amortization for the quarter ended June 30, 2004 increased by $24,089 (64%) to $61,795 from $37,706 for the quarter ended July 31, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due to the rapid amortization of a demonstration unit.

Interest Income

Interest income for the quarter ended June 30, 2004 increased by $67,444 (627%) to $78,206 from $10,762 for the quarter ended July 31, 2003. The increase is mainly explained by the increase in the company's cash and cash equivalents resulting from the recent financing closed in the first quarter.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) for the quarter ended June 30, 2004, resulted in a gain of $38,216 compared to a loss of $89,630 for the quarter ended July 31, 2003. During the quarter ended June 30, 2004 the U.S. dollar appreciated compared to the CA dollar, which resulted in a gain of $38,216. During the quarter ended July 31, 2003, the U.S. dollar depreciated compared to the CA dollar, which resulted in a loss of $89,630. In order to protect itself against adverse exchange rate movements, the Company holds U.S. dollar funds to assume U.S. dollar payments.

Net Loss

Net loss for the quarter ended June 30, 2004 was $2,694,042 or $0.06 per share, compared to $2,074,445 or $0.08 per share for the quarter ended July 31, 2003.

Six-Month Period Ended June 30, 2004 Compared to Six-Month Period Ended July 31, 2003

To align reporting with most companies in our sector, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003. Consequently, the quarter end dates differ.

Revenues

Revenues for the six-month period ended June 30, 2004 were $ 576,000, compared to none in the six-month period ended July 31, 2003. Today, ART has a backlog of 2 units of eXplore Optix. Combined with the 3 units shipped during the semester, 5 units will be recognized as revenues in the near future. For the remainder of the year, ART expects that its pharmaceutical business will benefit from the following positive factors. First, as labs usually defer orders for products, such as eXplore Optix, that are considered capital expenditures until the end of a fiscal year because of tax considerations, sales from such products are generally higher in the third and fourth quarters. ART believes that higher sales of its eXplore Optix product are likely to be recorded closer towards the end of the fiscal year. Second, as GE Healthcare integrates the business of Amersham, ART expects to have available a strong and well-trained sales force going forward. Based on current sales prospects, ART believes it is well positioned to achieve its objective of selling between 18 to 25 units of eXplore Optix by the end of December 2004.

Cost of Sales

For the six-month period ended June 30, 2004, the cost of sales was $268,424 compared to none in the six-month period ended July 31, 2003. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 53% in the current six-month period compared to none in the six-month period ended July 31, 2003.

Research and Development Expenditures

The Company's research & development ("R & D") expenditures for the six-month period ended June 30, 2004, net of investment tax credits, increased $524,514 (18%) to $3,447,427, from $2,922,913 for the six-month period ended July 31, 2003. The investment tax credits represented $276,854 or 7% of the overall expenditures in R & D for the six-month period ended June 30, 2004, compared to $300,857 or 9% of the overall expenditures for the six-month period ended July 31, 2003. R & D expenses consisted principally of the salaries and benefits paid to its personnel involved in R & D, cost of building the prototypes and the cost of conducting clinical trials. During the first two quarters, efforts were principally dedicated towards the preparation of the clinical trials scheduled to begin at the end of 2004. In the pharmaceutical sector, ART pursued its development of applications, some of them scheduled to be launched in the fall of this year. ART has also been audited by an independent third party registrar and successfully obtained the ISO 9001:2000 certification. During the six-month period ended June 30, 2004, 71% of the R & D expenditures were dedicated to the medical sector and 29% to the pharmaceutical sector.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses for the six-month period ended June 30, 2004 increased $196,470 (13%) to $1,719,540 from $1,523,070 for the six-month period ended July 31, 2003. Selling, general and administrative expenses were principally engaged to support commercial activities related to the eXplore Optix product and raise funds to strengthen the Company's financial position as well as support its overall activities. ART is also committed to maintaining high standards of corporate governance and continues to allocate resources in this area. ART believes that this is a prerequisite for maintaining shareholders' confidence. During the six-month period ended June 30, 2004, 65% of the selling, general, and administrative expenditures were dedicated to the medical sector and 35% to the pharmaceutical sector.

Amortization

Amortization for the six-month period ended June 30, 2004 increased by $51,387 (70%) to $125,301 from $73,914 for the six-month period ended July 31, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due to the rapid amortization of a demonstration unit.

Interest Income

Interest income for the six-month period ended June 30, 2004 increased by $90,949 (220%) to $132,366 from $41,417 for the six-month period ended July 31, 2003. The increase is explained principally by the increase in the company's cash and cash equivalents resulting from the recent financing closed in the first quarter.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) for the six-month period ended June 30, 2004 resulted in a gain of $76,536 compared to a loss of $312,922 for the six-month period ended July 31, 2003. During the six-month period ended June 30, 2004, the U.S. dollar appreciated compared to the CA dollar, which resulted in a gain of $76,536. During the six-month period ended July 31, 2003, the U.S. dollar depreciated compared to the CA dollar, which resulted in a loss of $312,922. In order to protect itself against adverse exchange rate movements, the Company holds U.S. dollar funds to assume U.S. dollar payments.

Current Income Taxes Recovered

Current income taxes recovered for the six-month period ended June 30, 2004 were nil compared to $332,855 for the six-month period ended July 31, 2003. The current tax recovery represented the utilization of tax losses to recover current income tax resulting from the gain related to the disposal of the ISIS thermal imaging division in the fiscal year ended April 30, 2003.

Net Loss

Net loss for the six-month period ended June 30, 2004 was $4,775,790 or $0.12 per share, compared to $4,458,547 or $0.17 per share, for the six-month period ended July 31, 2003.

Liquidity and Capital Resources

The Company has financed its activities by issuing common shares through private placements, an initial public offering and a second public offering. Since its creation in 1993 until June 30, 2004, the Company issued shares and share purchase warrants amounting to $80,593,371. The Company's working capital increased by $6,422,904 (67%) to $16,019,246 as of June 30, 2004 from $9,596,342 as of December 31, 2003. This working capital consisted mainly of cash and short-term investments for a total of $15,334,712. On March 10, 2004 the Company closed a treasury offering followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in proceeds in the amount of $11,320,566, net of related expenses.

As at June 30, 2004, total assets increased $6,238,446 (46%) to $19,943,242, from $13,704,796 as at December 31, 2003. The increase in total assets comes from the cash received following the treasury offering closed in March 2004.

The Company also has a credit facility of CA$1,000,000 to cover fluctuations in cash requirements. As at June 30, 2004, the credit facility was not utilized. The Company also has a credit facility of CA$1,300,000 to finance investment tax credits, which was not utilized as at June 30, 2004.

Cash flow used for operating activities for the quarter ended June 30, 2004 increased $600,317 (24%) to $3,145,212 from $2,544,895 for the quarter ended July 31, 2003. The increase in cash flows used for operating activities was due primarily to a $619,597 increase in net loss. Cash flow from investing activities for the quarter ended June 30, 2004 decreased by $2,419,017 (74%) to $865,859 from $3,284,876 for the quarter ended July 31, 2003. During the quarter ended June 30, 2004, the Company invested in short-term investments. Cash flow from financing activities decreased by $47,847 to $47,847 for the quarter ended June 30, 2004 from nil for the quarter ended July 31, 2003. ART believes that cash, cash equivalents and short-term investments will be sufficient to meet its operating cash requirements, including the development of products through research and development activities and capital expenditures for approximately 19 months without considering any revenues or approximately 22 months considering expected sales for the current fiscal year.

Commitments

There have been no material changes in ART's contractual obligations during the quarter ended June 30, 2004.

Related Party Transaction

In the normal course of business, the Company entered into an agreement with Clinivation Inc., a company controlled by one of its officers. Clinivation acts as ART's Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

      Management services: Clinivation provides the management and professional services of Joseph Kozikowski, M.D., who serves as ART's Chief Medical Officer (CMO).

      Contract Research Services: Clinivation works towards the clinical development and approvals of SoftScan.

During the quarter ended June 30, 2004, the Company paid $48,721 for management services as CMO and $497,500 for contract research services.

Quarterly results from operations

Our business fluctuates according to our sales and development cycle and addresses emerging markets. The following table presents our operating results by quarter for each of the last 8 quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements for the eight months fiscal year ended December 31, 2003. This data should be read together with the consolidated financial statements and the notes to such statements.

                                           -------------------------------------------------------------------------
                                                                                                  Net loss per share
                                           -------------------------------------------------------------------------
                                                                                           Basic and
                                                           Loss from                    diluted from
                                                          continuing        Net loss      continuing       Basic and
                                               Sales      operations          (gain)      operations         diluted
--------------------------------------------------------------------------------------------------------------------
Dec. 2004 FY
June 30                                     $190,000      $2,694,042      $2,694,042           $0.06           $0.06
March 31                                     386,000       2,081,748       2,081,748            0.06            0.06
--------------------------------------------------------------------------------------------------------------------
Dec. 2003 FY
December 31 (2 months)                       681,875       1,563,667       1,563,667            0.05            0.05
October 31                                        --       2,164,825       2,164,825            0.07            0.07
July 31                                           --       2,103,533       2,103,533            0.08            0.08
--------------------------------------------------------------------------------------------------------------------
April 2003 FY
April 30                                          --       2,285,486       2,271,209            0.10            0.10
January 31                                        --       3,740,271       3,716,906            0.14            0.16
October 31, 2002                                  --       1,960,621       1,948,373            0.09            0.10
--------------------------------------------------------------------------------------------------------------------

Notes: Quarterly data have been converted from CA$ to U.S.$ using a yearly average rate

Disclosure About Market Risks

The Company has not identified other new market risks than the ones identified in the last quarterly report, which were related to foreign currencies and interest rate sensitivity.

Risk & Uncertainties

The Company's future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix and in the clinical development and trials of SoftScan. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. While eXplore Optix has entered the commercialization stage, there can be no assurance that it will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan is still in development, has not yet been approved by regulatory authorities in the relevant jurisdictions, and has not yet been marketed commercially. ART's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and biotechnology companies. There can be no assurance that the Company's ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.

The actual schedules for the SoftScan clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites, and providing the SoftScan device to the sites. Any delay in the completion of our clinical trials could cause the price of our common shares to decline.

The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, time of product launch and sales targets. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products and achieve our sales objectives. There can be no assurance that the clinical trials will be completed as planned, that the Company will make regulatory submissions or receive regulatory approvals as planned, that the Company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products or that the Company will meet its sales objectives. If we fail to achieve one or more of these milestones or objectives as planned, the price of our common shares could decline.

The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Information Form.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

Financial Statements (in U.S.$)

For more information:
ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca ), Chief Financial Officer
Sebastien Gignac (sgignac@art.ca) Corporate Secretary & General Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989

                                      # # #

                     ART ADVANCED RESEARCH TECHNOLOGIES INC.

        NOTICE ACCOMPANYING THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               AS AT JUNE 30, 2004

Our auditors, Raymond Chabot Grant Thornton, l.l.p., have not reviewed the consolidated balanced sheet as at June 30, 2004 and the consolidated statements of operations and deficit and cash-flows for the three-month and six-month period ended June 30, 2004 and July 31, 2003.

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(In U.S. dollars)
================================================================================

                                                                             June 30, 2004      December 31, 2003
-----------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
ASSETS
Current assets
    Cash                                                                      $  2,696,982           $  4,200,128
    Term deposit, 1.45%, maturing in April 2005, (2003 - 2.65%
    maturing in April 2004)                                                        224,921                231,392
    Commercial papers, 2.08% to 2.22%, maturing from August to October 2004
    (2003 - 2.70% to 2.80% maturing from April to June 2004                      8,659,435              4,993,040
    Bond, 2.13%, maturing in January 2005                                        3,753,374                     --
    Accounts receivable                                                            593,383                801,649
    Investment tax credit receivable                                             1,403,780              1,158,682
    Inventories                                                                    696,874                336,042
    Prepaid expenses                                                                85,679                167,813
                                                                              ------------           ------------
                                                                                18,114,428             11,888,746
                                                                              ------------           ------------

Property and equipment                                                             448,495                478,218
                                                                              ------------           ------------
Other assets
   Deposits                                                                         29,354                 15,648
   Patents                                                                       1,350,965              1,322,184
                                                                              ------------           ------------
                                                                                 1,380,319              1,337,832
                                                                              ------------           ------------
                                                                              $ 19,943,242           $ 13,704,796
                                                                              ============           ============
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities                                   $  2,095,182           $  2,292,404
                                                                              ------------           ------------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants (Note 4)                              80,593,371             67,870,684
Contributed surplus (Note 5)                                                       333,828                 18,206
Deficit                                                                        (62,931,118)           (56,753,062)
Cumulative translation adjustments                                                (148,021)               276,564
                                                                              ------------           ------------
                                                                                17,848,060             11,412,392
                                                                              ------------           ------------
                                                                              $ 19,943,242           $ 13,704,796
                                                                              ============           ============

On behalf of the board,


/s/ Benoit La Salle                               /s/ Raymond Cyr
Director                                             Director

The accompanying notes are an integral part of the consolidated financial statements.

The unaudited quartely financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Consolidated Operations and Deficit
(In U.S. dollars)
(Unaudited)
================================================================================

                                                                            Three-month periods ended       Six-month periods ended
                                                                        June 30, 2004   July 31, 2003  June 30, 2004  July 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                                                    $    190,000    $         --   $    576,000   $         --
Cost of sales                                                                  85,185              --        268,424             --
                                                                         ------------    ------------   ------------   ------------
Gross margin                                                             $    104,815    $         --   $    307,576   $         --
                                                                         ------------    ------------   ------------   ------------

Operating expenses
     Research and development, net of investment tax credit                 1,941,295       1,256,095      3,447,427      2,922,913
     Selling, general and administrative                                      912,189         701,776      1,719,540      1,523,070
     Amortization                                                              61,795          37,706        125,301         73,914
                                                                         ------------    ------------   ------------   ------------
                                                                            2,915,279       1,995,577      5,292,268      4,519,897
                                                                         ------------    ------------   ------------   ------------
Operating loss                                                              2,810,464       1,995,577      4,984,692      4,519,897
Interest income                                                               (78,206)        (10,762)      (132,366)       (41,417)
Foreign exchange loss (gain)                                                  (38,216)         89,630        (76,536)       312,922
                                                                         ------------    ------------   ------------   ------------
Operating loss before income taxes                                          2,694,042       2,074,445      4,775,790      4,791,402
Current income taxes recovered                                                     --              --             --       (332,855)
                                                                         ------------    ------------   ------------   ------------
Net loss                                                                 $  2,694,042    $  2,074,445      4,775,790      4,458,547
                                                                         ============    ============
Deficit, beginning of year                                                                                56,753,062     47,155,663
Share issue expenses                                                                                       1,402,266           (221)
                                                                                                        ------------   ------------
Deficit, end of period                                                                                  $ 62,931,118   $ 51,613,989
                                                                                                        ============   ============

Basic and diluted net loss per share (Note 3)                            $       0.06    $       0.08   $       0.12   $       0.17
                                                                         ============    ============   ============   ============

Basic and diluted weighted average number of common shares outstanding     42,662,523      26,673,341     39,777,190     26,673,341
                                                                         ============    ============   ============   ============

Number of common shares outstanding, end of period                         42,664,523      26,673,341     42,664,523     26,673,341
                                                                         ============    ============   ============   ============

The accompanying notes are an integral part of the consolidated financial statements.

The unaudited quartely financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(In U.S. dollars)
(Unaudited)
================================================================================

                                                                Three-month periods ended              Six-month periods ended
                                                         June 30, 2004      July 31, 2003      June 30, 2004     July 31, 2003
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                   $(2,694,042)      $ (2,074,445)      $ (4,775,790)      $(4,458,547)
Non-cash items
    Amortization expense                                        61,795             37,706            125,301            73,914
    Stock options (Note 5)                                      33,881                 --             61,646                --
Decrease (increase) in current assets
    Accounts receivable                                        (40,025)            12,830            189,347             5,150
    Investment tax credit receivable                          (127,180)          (142,410)          (276,857)         (300,857)
    Inventories                                               (260,821)          (210,900)          (366,510)         (210,900)
    Prepaid expenses                                            28,596            (45,827)            77,478          (221,436)
Increase (decrease) in current liabilities
    Accounts payable and accrued liabilities                  (147,416)          (121,849)           121,435           (99,023)
    Current income taxes recovered                                  --                 --                 --          (332,855)
                                                           -----------       ------------       ------------       -----------
Cash flows from operating activities                        (3,145,212)        (2,544,895)        (4,843,950)       (5,544,554)
                                                           -----------       ------------       ------------       -----------
INVESTING ACTIVITIES
Decrease (increase) of short-term investments                  944,152          2,778,723         (6,662,830)         (750,606)
Increase in property and equipment                             (61,410)           (47,643)           (87,409)          (69,525)
Decrease (increase) in other assets                            (16,883)           553,796           (101,693)          522,962
                                                           -----------       ------------       ------------       -----------
Cash flows from investing activities                           865,859          3,284,876         (6,851,932)         (297,169)
                                                           -----------       ------------       ------------       -----------
FINANCING ACTIVITIES
Share issue                                                      8,431                 --         12,722,832                --
Share issue expenses                                           (56,278)                --         (1,402,266)              221
                                                           ------------------------------       ------------       -----------
Cash flows from financing activities                           (47,847)                --         11,320,566               221
Effect of foreign currency translation adjustments            (150,043)             1,042           (122,550)          222,560
                                                           ------------------------------       ------------       -----------
                                                              (197,890)             1,042         11,198,016           222,781
                                                           -----------       ------------       ------------       -----------
Net increase (decrease) in cash and cash equivalents        (2,477,243)           741,023           (497,866)       (5,618,942)
Cash and cash equivalents, beginning of period               6,179,505            830,005          4,200,128         7,189,970
                                                           -----------       ------------       ------------       -----------
Cash and cash equivalents, end of period                   $ 3,702,262       $  1,571,028       $  3,702,262       $ 1,571,028
                                                           ===========       ============       ============       ===========

CASH AND CASH EQUIVALENTS
Cash                                                         2,696,982       $    112,156       $  2,696,982       $   112,156
Term deposits                                                       --            957,344                 --           957,344
Commercial paper                                             1,005,280            501,528          1,005,280           501,528
                                                           -----------       ------------       ------------       -----------
                                                             3,702,262          1,571,028          3,702,262         1,571,028
                                                           ===========       ============       ============       ===========
Supplemental disclosure of cash flow information
Interest received                                          $    33,349       $     10,762       $     87,509       $    41,417

The accompanying notes are an integral part of the consolidated financial statements.

The unaudited quartely financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

--------------------------------------------------------------------------------
1- BASIS OF PRESENTATION
--------------------------------------------------------------------------------

      These interim financial statements as at June 30, 2004 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, they contain all adjustments necessary to present fairly the Company's financial position as at June 30, 2004 and December 31, 2003 and its results of operations and its cash flows for the three-month periods and the six-month periods ended June 30, 2004 and July 31, 2003.

      The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements, except for the application of CICA Handbook Section 3870 for the three-month period ended July 31, 2003. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

      The Company has changed its fiscal year-end from April 30 to December 31. Accordingly, the comparable quarter for June 30, 2004 is July 31, 2003.

--------------------------------------------------------------------------------
2- CHANGE IN ACCOUNTING POLICY
--------------------------------------------------------------------------------

      In September 2003, the transitional provisions in CICA Handbook Section 3870 have been revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair value based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair value based method of accounting for fiscal years beginning before January 1, 2004. During the eight-month fiscal year ended December 31, 2003, effective as of the beginning of the fiscal year, the Company has chosen to record an expense for the stock options granted to employees using the fair value method.

      The Company has examined the scope of the CICA Accounting Guideline AcG-14, "Disclosure of Guarantees", that was issued during the eight-month fiscal year ended December 31, 2003. As the Company does not issue guarantees contemplated by the Guideline, the implementation of this new guideline had no impact on the financial statements.

--------------------------------------------------------------------------------
3- ACCOUNTING POLICIES
--------------------------------------------------------------------------------

      Basic and diluted loss per common share and information pertaining to number of shares The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed based on the weighted average number of common shares outstanding for all periods presented. Diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

The unaudited quartely financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)
================================================================================

--------------------------------------------------------------------------------
4- CAPITAL STOCK AND SHARE PURCHASE WARRANTS
--------------------------------------------------------------------------------

      The following table presents the changes in the number of outstanding common shares:

                                                                                       June 30, 2004             December 31, 2003
                                                                            ------------------------      ------------------------
                                                                                       Common shares                 Common shares
                                                                            ------------------------      ------------------------
                                                                                Number         Value          Number         Value
                                                                            ----------   -----------      ----------   -----------
      Issued and fully paid
      Balance, beginning of year                                            34,238,523   $65,955,938      26,673,341   $55,487,915
      Issue of shares for cash                                               8,420,000    12,714,401(a)    7,564,782    10,467,294
      Issue of shares for cash following the exercise of stock options           6,000         8,286             400           729
                                                                            ----------   -----------      ----------   -----------
      Balance, end of period                                                42,664,523   $78,678,625      34,238,523   $65,955,938
                                                                            ==========   ===========      ==========   ===========

      The following table presents the changes in the number of share purchase warrants outstanding:

                                                                            June 30, 2004                         December 31, 2003
                                                 ----------------------------------------    --------------------------------------
                                                                                 Weighted                                  Weighted
                                                                                  average                                   average
                                                                                 exercise                                  exercise
                                                     Number          Value      price CA$        Number        Value      price CA$
                                                 ----------     ----------   ------------    ----------   ----------   ------------
      Balance, beginning of year                  3,208,422     $1,914,746     $     4.84     2,465,237   $  777,621     $     5.66
      Share purchase warrants issued                     --             --             --       743,185    1,137,125           2.11
      Share purchase warrants expired            (1,560,000)            --           7.50            --           --             --
                                                 ----------     ----------     ----------    ----------   ----------     ----------
      Balance, end of period                      1,648,422     $1,914,746     $     2.32     3,208,422   $1,914,746     $     4.84
                                                 ==========     ==========     ==========    ==========   ==========     ==========

(a) On march 10, 2004 the Company closed a treasury offering followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in proceeds in the gross amount of $12,714,401.

The unaudited quartely financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

--------------------------------------------------------------------------------
5- STOCK-BASED COMPENSATION PLAN
--------------------------------------------------------------------------------

      As at June 30, 2004, the Company offered a compensation plan to employees, which is described in its most recent annual consolidated financial statements.

      On January 27, 2004, the Company has determined that some officers and employees were entitled to a total cash bonus, however in consideration for renouncing to theirs cash bonus, some of these officers and employees were granted a total of 288,740 stock options entitled to buy 288,740 common shares at an exercise price of CA$3.23 wich can be exercised immediately without being subject to any vesting period. Consequently, the expected life of those stock options has been estimated at 2.5 years.The expense related to those stock options was accrued as a bonus in the fiscal year ended December 31, 2003.

      The fair value of stock options granted during the six-month period ended June 30, 2004 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:

      -     Weighted average expected life: 3.5 years

      -     Expected volatility : 70%

      -     Weighted average risk-free interest rate: 3.19%

      -     Dividend rate: 0%

      The weighted average fair value of stock options granted during the three-month period and the six-month period ended June 30, 2004 was respectively $0.91 and $1.00.

      The Company recorded an expense of $33,881 and of $61,646 using the fair value method in its consolidated operations and deficit statement for stock options granted in the three-month period and in the six-month period ended June 30, 2004 respectively.

The unaudited quartely financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

--------------------------------------------------------------------------------
5- STOCK-BASED COMPENSATION PLAN (Continued)
--------------------------------------------------------------------------------

      During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table :

                                                         ------------------------------   ------------------------------
                                                              Three-month periods ended          Six-month periods ended
                                                         June 30, 2004    July 31, 2003   June 30, 2004    July 31, 2003
                                                         ------------------------------   ------------------------------
      Net loss as reported                               $  2,694,042      $  2,074,445   $  4,775,790      $  4,458,547
      Less: compensation expense recognized in the
      consolidated statement of operations and deficit        (33,881)               --        (61,646)               --
      Plus: total compensation expenses                        84,057            50,728        161,999            97,558
                                                         ------------      ------------   ------------      ------------
      Pro forma net loss                                 $  2,744,218      $  2,125,173   $  4,876,143      $  4,556,105
                                                         ============      ============   ============      ============

       Basic and diluted loss per share
       As reported                                       $       0.06      $       0.08   $       0.12      $       0.17
       Pro forma                                         $       0.06      $       0.08   $       0.12      $       0.17

The following table presents the changes in the number of stock options outstanding:

                                                                         June 30, 2004                December 31, 2003
                                                         -----------------------------    -----------------------------
                                                                              Weighted                         Weighted
                                                                               average                          average
                                                            Number of   exercise price       Number of   exercise price
                                                              options              CA$         options              CA$
                                                         ------------   --------------    ------------   --------------
      Balance, beginning of year                            1,431,600     $       3.79       1,476,200     $       4.06
      Options granted                                         597,074             2.94         142,400             3.21
      Options exercised                                        (6,000)            1.91            (400)            2.39
      Options cancelled                                       (55,800)            4.23        (186,600)            5.42
                                                         ------------     ------------    ------------     ------------
      Balance, end of period                                1,966,874     $       3.53       1,431,600     $       3.79
                                                         ============     ============    ============     ============

      Options exercisable end of period                     1,188,110     $       4.22         846,400     $       4.81
                                                         ============     ============    ============     ============

       The fair value of stock options outstanding as at June 30, 2004 was $1.46, and was estimated on the grant date using the Black & Scholes option-pricing model.

The unaudited quartely financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

--------------------------------------------------------------------------------
6- SEGMENT INFORMATION
--------------------------------------------------------------------------------

      Beginning January 2004, the Company operates in two sectors for financial reporting purposes; The medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of SoftScan(R) time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of eXplore Optix(TM) product.

      The information pertaining to the two operating segments are summarized as follows:

                                                -------------------------------     -------------------------------
                                                       Three-month period ended              Six-month period ended
                                                                  June 30, 2004                       June 30, 2004
                                                -------------------------------     -------------------------------
                                                Pharmaceutical        Medical       Pharmaceutical       Medical
                                                -------------------------------     -------------------------------
      Sales                                      $    190,000      $         --      $    576,000      $         --
      Cost of sales                                    85,185                --           268,424                --
                                                 ------------      ------------      ------------      ------------
      Gross margin                                    104,815                --           307,576                --
                                                 ------------      ------------      ------------      ------------

      Operating expenses
         Research and development expenses,
         net of investment tax credit                 495,619         1,445,676         1,003,320         2,444,107
         Selling, general and administrative          318,485           593,704           605,017         1,114,523
         Amortization                                  40,163            21,632            82,296            43,005
                                                 ------------      ------------      ------------      ------------
                                                      854,267         2,061,012         1,690,633         3,601,635
                                                 ------------      ------------      ------------      ------------
      Operating loss                                  749,452         2,061,012         1,383,057         3,601,635
      Interest income                                 (21,929)          (56,277)          (37,115)          (95,251)
      Foreign exchange gain                      $    (10,716)          (27,500)          (21,461)          (55,075)
                                                 ------------      ------------      ------------      ------------
      Net loss                                        716,807      $  1,977,235      $  1,324,481      $  3,451,309
                                                 ============      ============      ============      ============

                                                                     Corporate      Pharmaceutical        Medical
                                                                   ------------     --------------     ------------
      Accounts receivable                                          $    189,853      $    403,530      $         --
                                                                   ============      ============      ============

      Investment tax credit receivable                             $         --      $    594,294      $    809,486
                                                                   ============      ============      ============

      Inventories                                                  $         --      $    696,874      $         --
                                                                   ============      ============      ============

The unaudited quartely financial statements have not been reviewed by external auditors.

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Micheline Bouchard from ART Advanced Research Technologies Inc., President & CEO, certify that :

1. I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of ART Advanced Research Technologies Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date : August 11, 2004


/s/ Micheline Bouchard
--------------------------
Micheline Bouchard
President & CEO

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Jacques Bedard from ART Advanced Research Technologies Inc., Chief Financial Officer, certify that :

1. I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of ART Advanced Research Technologies Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date : August 12, 2004


/s/ Jacques Bedard
--------------------------
Jacques Bedard
Chief Financial Officer

--------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

As at June 30, 2004

The following is a discussion and analysis of the consolidated financial condition and operating results of ART Advanced Research Technologies Inc. ("ART" or the "Company") at and for the periods indicated and for certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company and the notes thereto for the quarter ended June 30, 2004. Unless indicated otherwise, all financial information is expressed in U.S. dollars and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words "believe", "expect", "anticipate", "aim", "target", "plan", "intend", "continue", "estimate", "may", "will", "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in ART's continuous disclosure filings. Therefore, ART's actual results may be materially different from those expressed or implied by such forward-looking statements. Additional information relating to ART, including its Annual Information Form, is available online at www.sedar.com or at www.art.ca.

Overview

ART is committed to be a market leader in the development and commercialization of optical molecular imaging products for the medical and pharmaceutical sectors, with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and commercialization of optical imaging products for the medical and pharmaceutical industries.

ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies, a strong management team to build on its technology leadership position and finally, an adequate level of funding to execute its business plan and achieve its next milestones.

ART evolved from a primarily technology-driven company to a market focused organization as it now commercializes eXplore Optix, its preclinical optical molecular imager, through a worldwide distribution agreement with GE Healthcare. As a result, after the launch of eXplore Optix in June 2003, the Company recorded its first sales during the eight-month fiscal year ended December 31, 2003, and has consistently recorded revenues since then. The preclinical market for eXplore Optix is comprised of approximately 7,000 labs worldwide.

--------------------------------------------------------------------------------

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                                     - 2 -


ART's SoftScan time domain optical breast imaging device is undergoing clinical trials, during which it has demonstrated it can safely characterize normal and malignant tissue. Among many advantages shown by SoftScan, its laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress, adjust treatment, and thereby reduce side effects and discomfort. Interim results of clinical trials are positive and the Company expects to begin pivotal trials for Health Canada and FDA approvals in the fourth quarter of 2004.

ART operates in two sectors for financial reporting purposes; medical and pharmaceutical. The medical sector includes the research, design, development and marketing of the SoftScan time domain optical breast-imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product. For the remainder of fiscal 2004, ART will increase its activities in the medical sector as it prepares to enter pivotal trials for its SoftScan device. Since ART expenses all of its development expenditures as incurred, the cost of the clinical trials and the manufacturing of the clinical prototypes will result in an increase in research and development expenses. In addition, the revenues and expenses of the pharmaceutical sector will come primarily from the marketing and sales activities of eXplore Optix, as ART pursues its market penetration of small animal imaging.

For the second quarter of 2004, ART reported revenues of $190,000 from the sales of its eXplore Optix product and $ 576,000 for the six-month period. These revenues came from North America and Europe. These revenues were made through ART's distributor GE Healthcare, with whom ART has an exclusive worldwide distribution agreement. Today, ART has a backlog of 2 units of eXplore Optix. Combined with the 3 units shipped during the semester, 5 units will be recognized as revenues in the near future. For the remainder of the year, ART expects that its pharmaceutical business will benefit from the following positive factors. First, as labs usually defer orders for products, such as eXplore Optix, that are considered capital expenditures until the end of a fiscal year because of tax considerations, sales from such products are generally higher in the third and fourth quarters. ART believes that higher sales of its eXplore Optix product are likely to be recorded closer towards the end of the fiscal year. Second, as GE Healthcare integrates the business of Amersham, ART expects to have available a strong and well-trained sales force going forward. Based on current sales prospects, ART believe it is well positioned to achieve its objective of selling between 18 to 25 units of eXplore Optix by the end of December 2004.

ART's expenses include primarily the cost of sales (including the royalty payment), the operating expenses that is comprised of research and development costs (including the cost of clinical trials) and selling general and administrative expenses (including marketing activities).

As of June 30, 2004, ART has a strong financial position with assets totaling $19.9 million and a working capital of $16 million.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Critical accounting policy

The Company has not identified other new critical accounting policies or estimates than those identified in the last quarterly report, which were related to investment tax credit receivable and patents.

Results of operations

Quarter ended June 30, 2004 compared to quarter ended July 31, 2003

To align reporting with most companies in its industry, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003. Consequently, the quarter end dates differ.

Revenues

Revenues for the quarter ended June 30, 2004 were $ 190,000, compared to none in the quarter ended July 31, 2003. Today, ART has a backlog of 2 units of eXplore Optix. Combined with the 3 units shipped during the semester, 5 units will be recognized as revenues in the near future. For the remainder of the year, ART expects that its pharmaceutical business will benefit from the following positive factors. First, as labs usually defer orders for products, such as eXplore Optix, that are considered capital expenditures until the end of a fiscal year because of tax considerations, sales from such products are generally higher in the third and fourth quarters. ART believes that higher sales of its eXplore Optix product are likely to be recorded closer towards the end of the fiscal year. Second, as GE Healthcare integrates the business of Amersham, ART expects to have available a strong and well-trained sales force going forward. Based on current sales prospects, ART believes it is well positioned to achieve its objective of selling between 18 to 25 units of eXplore Optix by the end of December 2004.

Cost of Sales

For the quarter ended June 30, 2004 the cost of sales was $85,185 compared to none in the quarter ended July 31, 2003. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 55% in the current quarter compared to none in the quarter ended July 31, 2003.

Research and Development Expenditures

The Company's research & development ("R & D") expenditures for the quarter ended June 30, 2004, net of investment tax credits, increased $685,200 (55%) to $1,941,295, from $1,256,095 for the quarter ended July 31, 2003. The investment tax credits represented $127,178 or 6% of the overall expenditures in R & D for the quarter ended June 30, 2004, compared to $142,410 or 10% of the overall expenditures for quarter ended July 31, 2003. R & D expenses consisted principally of salaries and benefits paid to its personnel involved in R & D, cost of building the prototypes and the cost of conducting clinical trials. During the quarter, efforts were principally dedicated towards the preparation of the clinical trials scheduled to begin at the end of 2004. In the pharmaceutical sector, ART pursued its development of eXplore Optix product extensions;

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
some of them scheduled to be launched in the fall of this year. Also, ART has been audited by an independent third party registrar and successfully obtained ISO 9001:2000 certification. During the second quarter ended June 30, 2004, 74% of the R & D expenditures were dedicated to the medical sector and 26% to the pharmaceutical sector.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses for the quarter ended June 30, 2004, increased $210,413 (30%) to $912,189 from $701,776 for the quarter ended
July 31, 2003. Selling, general and administrative expenses were engaged at various levels. ART exhibited its eXplore Optix device at various trade shows such as Biomedex, Optical Society of America (OSA), the Federation of America's Societies of Experimental Biology (FASEB), and Pharmaceutical Sciences World Congress, which allowed ART and GE Healthcare to establish their presence in this emerging marketplace. ART also participated in the International World Congress of Radiology at which SoftScan was showcased. ART is also committed to maintaining high standards of corporate governance and continues to allocate resources in this area. ART believes that this is a prerequisite for maintaining shareholders' confidence. During the second quarter ended June 30, 2004, 65% of the selling, general, and administrative expenditures were dedicated to the medical sector and 35% to the pharmaceutical sector.

Amortization

Amortization for the quarter ended June 30, 2004 increased by $24,089 (64%) to $61,795 from $37,706 for the quarter ended July 31, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due to the rapid amortization of a demonstration unit.

Interest Income

Interest income for the quarter ended June 30, 2004 increased by $67,444 (627%) to $78,206 from $10,762 for the quarter ended July 31, 2003. The increase is mainly explained by the increase in the company's cash and cash equivalents resulting from the recent financing closed in the first quarter.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) for the quarter ended June 30, 2004, resulted in a gain of $38,216 compared to a loss of $89,630 for the quarter ended July 31, 2003. During the quarter ended June 30, 2004 the U.S. dollar appreciated compared to the CA dollar, which resulted in a gain of $38,216. During the quarter ended July 31, 2003, the U.S. dollar depreciated compared to the CA dollar, which resulted in a loss of $89,630. In order to protect itself against adverse exchange rate movements, the Company holds U.S. dollar funds to assume U.S. dollar payments.

Net Loss

Net loss for the quarter ended June 30, 2004 was $2,694,042 or $0.06 per share, compared to $2,074,445 or $0.08 per share for the quarter ended July 31, 2003.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Six-Month Period Ended June 30, 2004 Compared to Six-Month Period Ended July 31, 2003

To align reporting with most companies in our sector, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003. Consequently, the quarter end dates differ.

Revenues

Revenues for the six-month period ended June 30, 2004 were $ 576,000, compared to none in the six-month period ended July 31, 2003. Today, ART has a backlog of 2 units of eXplore Optix. Combined with the 3 units shipped during the semester, 5 units will be recognized as revenues in the near future. For the remainder of the year, ART expects that its pharmaceutical business will benefit from the following positive factors. First, as labs usually defer orders for products, such as eXplore Optix, that are considered capital expenditures until the end of a fiscal year because of tax considerations, sales from such products are generally higher in the third and fourth quarters. ART believes that higher sales of its eXplore Optix product are likely to be recorded closer towards the end of the fiscal year. Second, as GE Healthcare integrates the business of Amersham, ART expects to have available a strong and well-trained sales force going forward. Based on current sales prospects, ART believes it is well positioned to achieve its objective of selling between 18 to 25 units of eXplore Optix by the end of December 2004.

Cost of Sales

For the six-month period ended June 30, 2004, the cost of sales was $268,424 compared to none in the six-month period ended July 31, 2003. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 53% in the current six-month period compared to none in the six-month period ended July 31, 2003.

Research and Development Expenditures

The Company's research & development ("R & D") expenditures for the six-month period ended June 30, 2004, net of investment tax credits, increased $524,514 (18%) to $3,447,427, from $2,922,913 for the six-month period ended July 31, 2003. The investment tax credits represented $276,854 or 7% of the overall expenditures in R & D for the six-month period ended June 30, 2004, compared to $300,857 or 9% of the overall expenditures for the six-month period ended July 31, 2003. R & D expenses consisted principally of the salaries and benefits paid to its personnel involved in R & D, cost of building the prototypes and the cost of conducting clinical trials. During the first two quarters, efforts were principally dedicated towards the preparation of the clinical trials scheduled to begin at the end of 2004. In the pharmaceutical sector, ART pursued its development of applications, some of them scheduled to be launched in the fall of this year. ART has also been audited by an independent third party registrar and successfully obtained the ISO 9001:2000 certification. During the six-month period ended June 30, 2004, 71% of the R & D expenditures were dedicated to the medical sector and 29% to the pharmaceutical sector.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Selling, General and Administrative Expenses

Selling, general, and administrative expenses for the six-month period ended June 30, 2004 increased $196,470 (13%) to $1,719,540 from $1,523,070 for the six-month period ended July 31, 2003. Selling, general and administrative expenses were principally engaged to support commercial activities related to the eXplore Optix product and raise funds to strengthen the Company's financial position as well as support its overall activities. ART is also committed to maintaining high standards of corporate governance and continues to allocate resources in this area. ART believes that this is a prerequisite for maintaining shareholders' confidence. During the six-month period ended June 30, 2004, 65% of the selling, general, and administrative expenditures were dedicated to the medical sector and 35% to the pharmaceutical sector.

Amortization

Amortization for the six-month period ended June 30, 2004 increased by $51,387 (70%) to $125,301 from $73,914 for the six-month period ended July 31, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due to the rapid amortization of a demonstration unit.

Interest Income

Interest income for the six-month period ended June 30, 2004 increased by $90,949 (220%) to $132,366 from $41,417 for the six-month period ended July 31, 2003. The increase is explained principally by the increase in the company's cash and cash equivalents resulting from the recent financing closed in the first quarter.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) for the six-month period ended June 30, 2004 resulted in a gain of $76,536 compared to a loss of $312,922 for the six-month period ended July 31, 2003. During the six-month period ended June 30, 2004, the U.S. dollar appreciated compared to the CA dollar, which resulted in a gain of $76,536. During the six-month period ended July 31, 2003, the U.S. dollar depreciated compared to the CA dollar, which resulted in a loss of $312,922. In order to protect itself against adverse exchange rate movements, the Company holds U.S. dollar funds to assume U.S. dollar payments.

Current Income Taxes Recovered

Current income taxes recovered for the six-month period ended June 30, 2004 were nil compared to $332,855 for the six-month period ended July 31, 2003. The current tax recovery represented the utilization of tax losses to recover current income tax resulting from the gain related to the disposal of the ISIS thermal imaging division in the fiscal year ended April 30, 2003.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Net Loss

Net loss for the six-month period ended June 30, 2004 was $4,775,790 or $0.12 per share, compared to $4,458,547 or $0.17 per share, for the six-month period ended July 31, 2003.

Liquidity and Capital Resources

The Company has financed its activities by issuing common shares through private placements, an initial public offering and a second public offering. Since its creation in 1993 until June 30, 2004, the Company issued shares and share purchase warrants amounting to $80,593,371. The Company's working capital increased by $6,422,904 (67%) to $16,019,246 as of June 30, 2004 from $9,596,342 as of December 31, 2003. This working capital consisted mainly of cash and short-term investments for a total of $15,334,712. On March 10, 2004 the Company closed a treasury offering followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in proceeds in the amount of $11,320,566, net of related expenses.

As at June 30, 2004, total assets increased $6,238,446 (46%) to $19,943,242, from $13,704,796 as at December 31, 2003. The increase in total assets comes from the cash received following the treasury offering closed in March 2004.

The Company also has a credit facility of CA$1,000,000 to cover fluctuations in cash requirements. As at June 30, 2004, the credit facility was not utilized. The Company also has a credit facility of CA$1,300,000 to finance investment tax credits, which was not utilized as at June 30, 2004.

Cash flow used for operating activities for the quarter ended June 30, 2004 increased $600,317 (24%) to $3,145,212 from $2,544,895 for the quarter ended July 31, 2003. The increase in cash flows used for operating activities was due primarily to a $619,597 increase in net loss. Cash flow from investing activities for the quarter ended June 30, 2004 decreased by $2,419,017 (74%) to $865,859 from $3,284,876 for the quarter ended July 31, 2003. During the quarter ended June 30, 2004, the Company invested in short-term investments. Cash flow from financing activities decreased by $47,847 to $47,847 for the quarter ended June 30, 2004 from nil for the quarter ended July 31, 2003. ART believes that cash, cash equivalents and short-term investments will be sufficient to meet its operating cash requirements, including the development of products through research and development activities and capital expenditures for approximately 19 months without considering any revenues or approximately 22 months considering expected sales for the current fiscal year.

Commitments

There have been no material changes in ART's contractual obligations during the quarter ended June 30, 2004.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Related Party Transaction

In the normal course of business, the Company entered into an agreement with Clinivation Inc., a company controlled by one of its officers. Clinivation acts as ART's Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

      Management services: Clinivation provides the management and professional services of Joseph Kozikowski, M.D., who serves as ART's Chief Medical Officer (CMO).

      Contract Research Services: Clinivation works towards the clinical development and approvals of SoftScan.

During the quarter ended June 30, 2004, the Company paid $48,721 for management services as CMO and $497,500 for contract research services.

Quarterly results from operations

Our business fluctuates according to our sales and development cycle and addresses emerging markets. The following table presents our operating results by quarter for each of the last 8 quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements for the eight months fiscal year ended December 31, 2003. This data should be read together with the consolidated financial statements and the notes to such statements.

                                           -----------------------------------------------------------------------
                                                                                                Net loss per share
                                           -----------------------------------------------------------------------
                                                                                         Basic and
                                                           Loss from                  diluted from
                                                          continuing       Net loss     continuing      Basic and
                                                Sales     operations         (gain)     operations        diluted
-----------------------------------------------------------------------------------------------------------------
Dec. 2004 FY
June 30                                    $  190,000     $2,694,042     $2,694,042     $     0.06     $     0.06
March 31                                      386,000      2,081,748      2,081,748           0.06           0.06
-----------------------------------------------------------------------------------------------------------------
Dec. 2003 FY
December 31 (2 months)                        681,875      1,563,667      1,563,667           0.05           0.05
October 31                                         --      2,164,825      2,164,825           0.07           0.07
July 31                                            --      2,103,533      2,103,533           0.08           0.08
-----------------------------------------------------------------------------------------------------------------
April 2003 FY
April 30                                           --      2,285,486      2,271,209           0.10           0.10
January 31                                         --      3,740,271      3,716,906           0.14           0.16
October 31, 2002                                   --      1,960,621      1,948,373           0.09           0.10
-----------------------------------------------------------------------------------------------------------------

Notes: Quarterly data have been converted from CA$ to U.S.$ using a yearly average rate

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Disclosure About Market Risks

The Company has not identified other new market risks than the ones identified in the last quarterly report, which were related to foreign currencies and interest rate sensitivity.

Risk & Uncertainties

The Company's future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix and in the clinical development and trials of SoftScan. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. While eXplore Optix has entered the commercialization stage, there can be no assurance that it will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan is still in development, has not yet been approved by regulatory authorities in the relevant jurisdictions, and has not yet been marketed commercially. ART's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and biotechnology companies. There can be no assurance that the Company's ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.

The actual schedules for the SoftScan clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites, and providing the SoftScan device to the sites. Any delay in the completion of our clinical trials could cause the price of our common shares to decline.

The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, time of product launch and sales targets. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products and achieve our sales objectives. There can be no assurance that the clinical trials will be completed as planned, that the Company will make regulatory submissions or receive regulatory approvals as planned, that the Company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products or that the Company

--------------------------------------------------------------------------------

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                                     - 10 -


will meet its sales objectives. If we fail to achieve one or more of these milestones or objectives as planned, the price of our common shares could decline.

The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Information Form.

Financial Statements (in U.S.$)

On behalf of management


Signed: /s/  Micheline Bouchard
        -------------------------------------
        Micheline Bouchard
        President and Chief Executive Officer
        August 12, 2004

--------------------------------------------------------------------------------

                                   [LOGO] ART

August 16, 2004                                                       VIA SEDAR

TO:   British Columbia Securities Commission,
           Corporate Finance Department
      Alberta Securities Commission
      Saskatchewan Securities Commission
      Manitoba Securities Commission
      Ontario Securities Commission
      Office of the Administrator of Securities, New Brunswick
      Nova Scotia Securities Commission
      Registrar under the Prince Edward Island Securities Act
      Securities Commission of Newfoundland & Labrador

RE:   ART Advanced Research Technologies Inc.
      Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51- 102")

--------------------------------------------------------------------------------

Dear Sirs,

Following the annual meeting of shareholders of ART Advanced Research Technologies Inc. (the "Corporation") held on May 13, 2004 (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

           Item Voted Upon                             Voting Result
           ---------------                             -------------

1.  Election of directors, each to            o  The nominees proposed by
    hold office until the next annual            management were elected by a
    meeting of shareholders of the               majority of shareholders.
    Corporation

2.  Re-appointment of Raymond Chabot          o  Raymond Chabot Grant Thornton,
    Grant Thornton, General                      General Partnership, were
    Partnership, as independent                  appointed as the Corporation's
    auditors of the Corporation for              auditors by a majority of
    the ensuing year and the                     shareholders, and the board of
    authorization of the directors to            directors was authorized to fix
    fix their remuneration                       their remuneration.

Yours truly,


(signed) Sebastien Gignac
Corporate Secretary and General Counsel

                     ART Advanced Research Technologies Inc.
  Head Office - 2300 Alfred-Nobel Blvd., Saint-Laurent, Quebec, Canada H4S 2A4
               Tel: (514) 832-0777 Fax (514) 832-0778 www.art.ca